NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium declares dividend

May 3, 2016 – ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that it has approved a dividend of $0.875 U.S. per common share to be paid on July 21, 2016 to shareholders of record on June 30, 2016. Registered shareholders who are residents of Canada as reflected in Agrium’s shareholders register will receive their dividend in Canadian dollars, calculated based on the Bank of Canada noon exchange rate on June 30, 2016. Registered shareholders resident outside of Canada as reflected in Agrium’s shareholders register, including the United States, will receive their dividend in U.S. dollars.

Agrium has adopted a policy whereby registered shareholders may elect to change the currency of dividend payments. Registered shareholders may do so by contacting Agrium’s registrar and transfer agent, CST Trust Company, directly (1 (800) 387-0825, or enquiries@canstockta.com). Beneficial shareholders, who hold their shares through a broker, should contact their broker to determine the necessary steps involved in this process. For further details, please visit http://www.agrium.com/investors/dividend_information.jsp.

All dividends paid by Agrium Inc. are, pursuant to subsection 89(14) of the Income Tax Act, designated as eligible dividends. An eligible dividend paid to a Canadian resident is entitled to an enhanced gross-up and dividend tax credit.

About Agrium

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,400 facilities and approximately 3,800 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com